UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________________

FORM 11-K

FOR ANNUAL
REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.
75 Maxess Road, Melville, New York 11747

PLAN NUMBER:  003
EIN:  13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005 AND YEAR ENDED DECEMBER 31, 2006

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005 AND YEAR ENDED DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	6

Notes to Financial Statements	7- 17

Supplemental Schedule
Form 5500, Schedule H Line 4i — Schedule of Assets Held At End of Year	18

Signatures

Exhibit Index
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the
MSC Industrial Direct 401(K) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(K) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Melville, New York
June 11, 2007

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets
Investments with custodian, at fair value	$96,075,237	$77,722,620

Receivables:
Employer contribution, net of forfeitures	82,280	64,327
Participant contributions	291,839	223,779
Participant loans	3,591,839	2,643,979

Total receivables	3,965,958	2,932,085

Net assets available for benefits at fair value	100,041,195	80,654,705

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	102,675	101,555

Net assets available for benefits	$100,143,870	$80,756,260

See accompanying notes.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Year Ended
Additions to net assets attributed to:	December 31, 2006
Investment income:
Net appreciation in fair value of investments	$7,006,352
Dividend, interest and loan income	3,792,257
10,798,609
Contributions:
Participants	10,344,215
Employer, net of forfeitures	2,192,251
Rollovers (See Note 1)	1,606,417
14,142,883

Total additions	24,941,492

Deductions from net assets attributed to:
Benefits paid to participants	5,532,392
Withdrawals, administration fees and other	21,490
Total deductions	5,553,882

Net increase in plan assets	19,387,610

Net assets available for benefits:
Beginning of year	80,756,260

End of year	$100,143,870

See accompanying notes.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(K) Plan, as amended (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all Employees (as defined in the Plan) of participating employers (other than Employees who are non resident aliens with no earned income from a participating employer which constitutes income from services within the United States and Employees covered by a collective bargaining agreement) who meet certain age and service requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). MSC Industrial Direct Co. Inc. (the “Company”) is responsible for the administration of the Plan. T.Rowe Price Trust Company is the Plan Trustee (“TRP”) and T.Rowe Price Retirement Plan Services, Inc., is the record keeper for the Plan.

Upon the Company’s acquisition of J&L America, Inc., DBA J&L Industrial Supply (“J&L”), in June 2006, former J&L employees became eligible to participate in the Plan. Accordingly, rollover contributions of $1,348,429 and loan balances of $257,988 were received into the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code (the “Code”), was $15,000 ($20,000 for participants eligible to make catch-up contributions) during 2006. Participants may also contribute amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer determined to make, for 2006, a matching contribution of 50% of the first 4% of a participant’s pre-tax contribution. Effective January 1, 2007, the Employer may make a discretionary matching contribution to eligible participants of 50% of the first 6% of a participant’s pre-tax contribution.  The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Employer contributions as follows:

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In addition, 100% vesting occurs upon termination of the Plan.

In 2006, the Employer’s discretionary matching contributions were $2,282,863. This included the payment of the December 31, 2006 contribution receivable and the application of forfeitures accumulated in 2006 and previous Plan years of $90,612. There were no discretionary profit sharing contributions in 2006.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with allocations of Plan losses and, if not paid by the Employer, administrative expenses.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to reduce future employer discretionary matching contributions. Forfeitures accumulated during 2006 were $89,055, with a forfeiture balance of $12,434 as of December 31, 2006.

Participant Loans

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2006 ranged from 5.00% to 10.50%.  J&L loan balances of $257,988 were received into the Plan during 2006.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years. A participant can have a maximum of two loans outstanding from the Plan at any given time.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant (beneficiary upon death) may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period. If a participant’s vested account balance is less than or equal to $5,000, the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for record keeping, investment and other costs are generally paid by the Plan. Accounting fees are generally paid by the Company.

Amendment and Restatement

Effective June 8, 2006, the Plan was amended to provide that service prior to June 8, 2006 with J&L or Kennametal, Inc., and the affiliates and predecessors thereof, is recognized as service with the Employer for purposes of determining eligibility and vesting under the Plan.

On December 26, 2006, the Plan was amended and restated, generally effective January 1, 2006, utilizing a prototype document sponsored by AccuDraft, Inc.  As part of such restatement, the Plan was amended to, among other things, comply with the new final regulations issued by the Treasury Department under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, and to change, effective January 1, 2007, the definition of disability to reflect the definition of disability used by the Company’s long-term disability plan.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the record keeper and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Change in Accounting Principle

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).   The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

Investments

The Plan’s investments are stated at fair value.  The shares of registered Investment Companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  Common Collective Trusts are valued at quoted redemption values on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, and market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

The Stable Value Fund (the “Fund”) is a Common Collective Trust which invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.  Because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan, is cost plus accrued income minus redemptions. Contract value is the amount participants would receive if they were to initiate permitted withdrawals under the terms of the Plan.

Certain events limit the ability of the Fund to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the trust, (2) tax disqualification of the trust or a participant, or (3) certain trust amendments if issuers’ consent is not obtained. As of December 31, 2006, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.      INVESTMENTS

The Plan’s investments are held by the Trustee of the Plan and are managed by T.Rowe Price Investment Services, Inc. The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	December 31, 2006	December 31, 2005

TRP Balanced Fund	$5,399,169	$4,174,600
TRP Equity Income Fund	6,125,643	5,108,582
TRP Equity Index Trust	7,612,832	6,657,413
TRP Global Stock Fund	8,457,091	6,389,053
TRP Growth Stock Fund	10,575,919	8,720,172
TRP Personal Strategy Growth Fund	8,765,860	6,476,724
TRP Stable Value Fund	11,976,864	12,068,672
PIMCO Total Return Fund	*	4,402,975
____________________
* Does not represent five percent or more of the Plan net assets at December 31, 2006.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

During the Plan year ended December 31, 2006, net appreciation (depreciation) in fair value of investments was as follows:

December 31, 2006

Mutual Funds	$5,556,731
MSC Industrial Direct Co. Inc. Class A Common Stock	(166,852)
Common Trusts	981,820
Other	634,653

Total	$7,006,352

4.      INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 20 options:

1)
MSC Industrial Direct Co., Inc. Class A Common Stock— The Plan Trustee will be permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock (“Common Stock”) directly from the Company.

The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company.  All of the shares of Common Stock purchased (sold) by the Plan Trustee in the Plan year were traded through the principal national securities exchange.

The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist.

The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

2)	TRP Personal Strategy Growth— Seeks capital appreciation, income is a secondary concern. The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market instruments.

3)
TRP Personal Strategy Balanced— Seeks capital appreciation and income. The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market instruments. However, allocations can vary by up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential.

4)	TRP Personal Strategy Income— Seeks income, capital growth is a secondary concern. The fund typically invests approximately 40% of assets in stocks, 40% in bonds, and 20% in money market securities.

5)
PIMCO Total Return Fund— Seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 30% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high-yield securities rated B or higher. The portfolio duration generally ranges from three to six years.

6)
TRP Balanced Fund— Seeks capital growth, current income, and preservation of capital. The fund normally invests approximately 60% of assets in U.S. and foreign common stocks and 40% of assets in fixed-income securities. It normally invests at least 25% of assets in senior fixed-income securities. The fund may also invest in other securities, including futures, options and swaps.

7)
TRP Equity-Income Fund— Seeks dividend income and long-term capital appreciation. The fund invests at least 80% of assets in common stocks, with 65% of assets in the common stocks of well-established companies paying above-average dividends.  It invests most assets in U.S. common stocks, and may also purchase other securities including foreign stocks, futures, and options.

8)
TRP Equity Index Trust — Seeks long-term capital appreciation by investing primarily in common stocks. Specifically, the trust seeks to replicate the total return performance of the U.S. equity market as represented by the Standard & Poor’s Stock Index.  The trust invests in substantially all 500 stocks comprising the S&P 500 in proportion to their respective weighting in the index to the extent practical.  It may also invest in other securities, including, but not limited to, futures, options, and short-term cash investments.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

9)
TRP Growth Stock Fund— Seeks long-term growth of capital and income is secondary. The fund normally invests at least 80% of assets in common stock of a diversified group of growth companies.  It mostly seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  The fund generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy.  While it invests most assets in the U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures and options.

10)
TRP Global Stock Fund— Seeks long-term capital growth. The fund diversifies broadly by investing in a variety of industries in developed, newly industrialized, and emerging markets. The fund invests in at least five countries, one of which is the United States.  The fund purchases stocks without regard to a company’s market capitalization, but generally invests in large and, to a lesser extent, medium-sized companies.

11)
TRP International Stock Fund— Seeks long-term growth of capital. The fund expects to invest substantially all assets outside the U.S. and to diversify broadly among developed and emerging countries throughout the world.  It may purchase stocks of companies of any size, but the focus is on large and, to a lesser extent, mid-sized companies.

12)
TRP Media and Telecommunications Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in media, telecommunications, and technology stocks including those from entertainment, broadcasting, and advanced communication industries. Generally, the fund invests in companies in the large-to-mid capitalization range. The fund may invest in foreign securities without limitation.

13)
TRP Small-Cap Stock Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of total assets in equity securities of small companies believed to be undervalued or to have prospects for growth.  The holdings will be widely diversified by industry and company.  Under most circumstances,  it will invest less than 1.5% of assets in any single company. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

14)
TRP Stable Value Common Trust Fund— Seeks to provide maximum current income while maintaining stability of principal. The trust will invest primarily in Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”), and Synthetic Investment Contracts (“SICs”) that meet quality and credit standards. The trust seeks to reduce risk through diversification of issuer and maturity and through credit analysis. The trust will generally limit its total investment in GIC’s and BIC’s of any one issuer to 10% of the trust’s total value at the time of purchase. In no event will the trust’s exposure to any single issuer of investment contracts, including SIC’s, exceed 25% of the trust’s total value at the time of purchase.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

15)
Janus Growth and Income Fund— Seeks long-term growth of capital and current income. The fund normally invests up to 75% of assets in equity securities with growth potential, and at least 25% of assets in securities with income potential. It may invest up to 35% of assets in high-yield bonds.

16)
TRP New Horizons Fund— Seeks long-term capital appreciation. The fund will invest primarily in a diverse group of small, emerging growth companies, preferably early in the corporate life cycle. It may also invest in companies that offer the possibility of accelerated earnings growth due to rejuvenated management, new products, or structural changes in the economy. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

17)
TRP Mid-Cap Value Fund— Seeks long-term capital appreciation. The fund normally invests at least 80% of assets in companies whose market capitalization falls within the range of the companies in the S&P MidCap 400 or the Russell Midcap Value indexes.  While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

18)
TRP Value Fund— Seeks long-term capital appreciation and income is secondary. The fund normally invests at least 65% of assets in common stocks the portfolio manager regards as undervalued. Management primarily focuses on large-cap stocks, but the fund may also invest in mid-cap and small-cap companies. It will invest most assets in U.S. common stocks, but may also purchase foreign stocks, futures, and options, if such purchases are in keeping with the fund’s objectives.

19)
TRP Mid-Cap Growth Fund— Seeks long-term capital appreciation. The fund invests at least 80% of the assets in common stocks of mid-cap companies whose earnings are expected to grow at a faster rate than the average company.  While it invests most assets in U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures, and options.

20)
Tradelink Investments— An optional brokerage account that offers participants the ability to diversify investments through the purchase of individual stocks, bonds, and other securities plus thousands of mutual funds from many well-known fund families.

5.      INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the Internal Revenue Service, the Plan was amended on March 28, 2005 for the payment of benefits as noted above in Note 1, and also on June 8, 2006 for the eligibility of J&L employees as noted above in Note 1. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 (continued)

6.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by TRP. TRP is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. Accounting fees, which are not material, are paid by the Company.

7.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$100,143,870	$80,756,260

Adjustment to contract value for fully benefit-responsive investment contracts	(102,675)	(101,555)

Net assets available for benefits per the Form 5500	$100,041,195	$80,654,705

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the year ended December 31, 2006 to Form 5500:

December 31,
2006

Net increase in net assets available for benefits	$19,387,610

Less: Adjustment from fair value to contract value	(102,675)

Net increase in net assets per Form 5500	$19,284,935

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H LINE 4i:  SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2006

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co. Inc. Class A Common Stock	**	$3,279,241
PIMCO	PIMCO Total Return Fund	**	4,803,063
T. Rowe Price *	TRP Balanced Fund	**	5,399,169
T. Rowe Price *	TRP Equity Income Fund	**	6,125,643
T. Rowe Price *	TRP Equity Index Trust	**	7,612,832
T. Rowe Price *	TRP Global Stock Fund	**	8,457,091
T. Rowe Price *	TRP Growth Stock Fund	**	10,575,919
T. Rowe Price *	TRP International Stock Fund	**	2,506,590
T. Rowe Price *	TRP New Horizons Fund	**	848,100
T. Rowe Price *	TRP Media & Telecommunications	**	4,704,802
T. Rowe Price *	TRP Small Cap Stock Fund	**	3,468,146
T. Rowe Price *	TRP Stable Value Fund	**	11,976,864	***
Janus	Janus Growth and Income Fund	**	1,779,446
T. Rowe Price *	TRP Mid Cap Value Fund	**	4,385,849
T. Rowe Price *	TRP Value Fund	**	1,494,297
T. Rowe Price *	TRP Mid Cap Growth Fund	**	2,638,006
T. Rowe Price *	TRP Personal Strategy Balanced	**	4,381,537
T. Rowe Price *	TRP Personal Strategy Growth Fund	**	8,765,860
T. Rowe Price *	TRP Personal Strategy Income Fund	**	2,375,734
T. Rowe Price *	Cash	**	4,763
Brokerage Accounts	Tradelink Investments	**	492,285
Total investments at fair value			96,075,237

Adjustment from fair value to contract value for fully benefit-responsive investment contracts			102,675

Total investments, as adjusted			96,177,912

Participant Loans	1,111 Loans to participants with interest rates ranging from 5.00% - 10.50% with various maturity dates through 2017	**	3,591,839
Total Assets Held For Investment Purposes			$99,769,751

______________________

*     Indicates party-in-interest to the Plan.

**   Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

*** Fair value, with adjustment to contract value below.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 29, 2007
/s/ Eileen McGuire
Eileen McGuire Senior Vice President of Human Resources

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm